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                                                             EXHIBIT (a)(5)(iii)

PRICE ENTERPRISES, INC.

17140 Bernardo Center Drive, Suite 300
San Diego, California 92128

                                                                 August 10, 2001

To the Stockholders of Price Enterprises, Inc.:

    We are offering to purchase all outstanding shares of Enterprises common stock at a purchase price of $7.00 per share, net to the seller in cash, without interest. The offer will expire at 5:00 p.m., New York City time, on September 11, 2001, unless extended.

    Our offer is being made upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase dated August 10, 2001 and related Letter of Transmittal. I encourage you to read these materials carefully before making any decision with respect to the offer.

    Enterprises and Excel Legacy Corporation have entered into a merger agreement, which provides that a wholly-owned subsidiary of Enterprises will merge with and into Legacy and Legacy will become a wholly-owned subsidiary of Enterprises. The merger agreement obligates Enterprises to commence the offer. If you do not wish to participate in the offer and choose to remain a stockholder of the combined company, Price Legacy Corporation, you do not need to take any action. However, if you wish to tender your shares and receive cash, the instructions on how to tender are explained in detail in the enclosed materials.

    Enterprises is offering to purchase up to 1,154,717 shares, which represent all outstanding shares of Enterprises common stock (other than those shares currently held by Legacy and those shares issued in the merger). The offer is not conditioned on any minimum number of shares being tendered, but it is conditioned on completion of the merger and other general conditions described in the Offer to Purchase.

    NEITHER ENTERPRISES NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO YOU AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING YOUR SHARES. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR SHARES AND, IF SO, HOW MANY SHARES TO TENDER. We have been advised that one of our directors intends to tender an aggregate of 412 shares of Enterprises common stock in the offer, representing all of the shares owned by such director. None of our other directors, executive officers or affiliates (other than Legacy) beneficially own any shares of Enterprises common stock.

    The management and directors of Enterprises thank you for the support you have given the company. If you have any questions regarding the offer or need assistance in tendering your shares, please contact Mellon Investor Services LLC, the Information Agent for the offer, at (800) 335-7842 (toll-free). You may also call Graham R. Bullick, Ph.D., Senior Vice President--Capital Markets of Enterprises and Legacy, at (858) 675-9400 ext. 316.

                                          Sincerely,

                                          /s/ Gary B. Sabin

                                          Gary B. Sabin
                                          PRESIDENT AND CHIEF EXECUTIVE OFFICER